Exhibit 12 to 2004 10-Q

CONVERGYS CORPORATION

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(Amounts in millions)

For the Nine Months Ended Sept. 30, 2004
Earnings:

Income before income taxes, extraordinary charges and cumulative effect of change in accounting principle	$144.4
Adjustment for undistributed (income)/losses of partnerships	0.9
Interest expense	6.7
Portion of rental expense deemed interest	23.6

Total earnings	$175.6

Fixed Charges:

Interest expense	$6.7
Portion of rental expense deemed interest	23.6

Total fixed charges	$30.3

Preferred dividends:
Preferred dividends	—

Combined fixed charges and preferred dividends	$30.3

Ratio of Earnings to Fixed Charges	5.80

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	5.80